Jinxuan Coking Coal Limited

South Zhonghuan Street 529, C-12, rooms 1204 and 1205

Taiyuan, Shanxi, PRC

January 30, 2018

Via E-Mail

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Jinxuan Coking Coal Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 31, 2017 CIK No. 0001715194

Dear Mr. Reynolds:

We are in receipt of your comment letter dated November 9, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. We have also today filed with the Commission a Registration Statement (“Registration Statement”) on Form F-1 reflecting the Staff’s comments. For your convenience, the matters are listed below, followed by our responses:

Financial Statements

Index to Financial Statements, page F-1

1.	Please update to include interim financial statements and related disclosures. Refer to Item 8.A.5 of Form 20-F.

In response to the Staff’s comments, the Registration Statement has been revised to include interim financial statements and related disclosures on pages F-20 to F-34 of the Registration Statement.

Statements of Operations and Comprehensive Income (Loss), page F-4

2.	Please present cost of revenue to related party and third party separately in your financial statements. Refer to Rule 5-03.2 of Regulation S-X.

In response to the Staff’s comments, the Registration Statement has been revised to separate the cost of revenue to related parties and third parties on page F-4 of the Registration Statement.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Ying Li, Esq. of Hunter Taubman Fischer & Li LLC at yli@htflaywers.com.

Jinxuan Coking Coal Limited

By:	/s/ Xiangyang Guo
Name:	Xiangyang Guo
Title:	Chairman of the Board & Chief Executive Officer